Q2 FY2022
ENDAVA ANNOUNCES SECOND QUARTER FISCAL YEAR 2022 RESULTS

Q2 FY2022
49.8% Year on Year Revenue Growth to £157.7 million
53.4% Revenue Growth at Constant Currency
IFRS diluted EPS £0.27 compared to £0.14 in the prior year comparative period
Adjusted diluted EPS £0.46 compared to £0.29 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended December 31, 2021, the second quarter of its 2022 fiscal year ("Q2 FY2022").

“Endava continued our strong growth in all regions and verticals – helping clients digitally accelerate and innovate,” said Endava CEO John Cotterell. “Demand for our services has been driven by prolonged waves of technology enabled change like the move to the cloud, autonomous vehicles, frictionless payments, data insights and supply chain pressures. Our ability to ideate, technical insight, industry expertise and quality engineered product led more clients to turn to us as their strategic partner, enabling an excellent set of results for Q2 FY2022, with a revenue increase of 53.4% in constant currency terms”

SECOND QUARTER FISCAL YEAR 2022 FINANCIAL HIGHLIGHTS:
•Revenue for Q2 FY2022 was £157.7 million, an increase of 49.8% compared to £105.2 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure) was 53.4% for Q2 FY2022, compared to 21.4% in the same period in the prior year.
•Profit before tax for Q2 FY2022 was £19.1 million, compared to £10.6 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure) for Q2 FY2022 was £33.0 million, compared to £20.6 million in the same period in the prior year, or 20.9% of revenue, compared to 19.6% of revenue in the same period in the prior year.
•Profit for the period was £15.4 million in Q2 FY2022, resulting in a diluted EPS of £0.27, compared to profit of £7.8 million and diluted EPS of £0.14 in the same period in the prior year.

Q2 FY2022
•Adjusted profit for the period (a non-IFRS measure) was £26.5 million in Q2 FY2022, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.46, compared to adjusted profit for the period of £16.4 million and adjusted diluted EPS of £0.29 in the same period in the prior year.

CASH FLOW:
•Net cash from operating activities was £35.0 million in Q2 FY2022, compared to £20.4 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure) was £31.2 million in Q2 FY2022, compared to £18.7 million in the same period in the prior year.
•At December 31, 2021, Endava had cash and cash equivalents of £114.2 million, compared to £69.9 million at June 30, 2021.

OTHER METRICS FOR THE QUARTER ENDED DECEMBER 31, 2021:
•Headcount reached 10,391 at December 31, 2021, with 9,167 average operational employees in Q2 FY2022, compared to a headcount of 7,464 at December 31, 2020 and 6,629 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve months basis was 107 at December 31, 2021, compared to 75 at December 31, 2020.
•Top 10 clients accounted for 34% of revenue in Q2 FY2022, compared to 37% in the same period in the prior year.
•By geographic region, 35% of revenue was generated in North America, 21% was generated in Europe, 41% was generated in the United Kingdom and 3% was generated in the rest of the world in Q2 FY2022. This compares to 29% in North America, 27% in Europe, 42% in the United Kingdom and 2% in the rest of the world in the same period in the prior year.
•By industry vertical, 51% of revenue was generated from Payments and Financial Services, 25% from TMT and 24% from Other in Q2 FY2022. This compares to 49% from Payments and Financial Services, 28% from TMT and 23% from Other in the same period in the prior year.

Q2 FY2022

OUTLOOK:
Third Quarter Fiscal Year 2022:
Endava expects revenues will be in the range £161.0 million to £163.0 million, representing constant currency revenue growth of between 44.0% and 45.0%. Endava expects adjusted diluted EPS to be in the range of £0.42 to £0.44 per share.

Full Fiscal Year 2022:
Endava expects revenues will be in the range of £636.0 million to £640.0 million, representing constant currency growth of between 44.0% and 45.0%. Endava expects adjusted diluted EPS to be in the range of £1.80 to £1.84 per share.

This above guidance for Q3 Fiscal Year 2022 and the Full Fiscal Year 2022 assumes the exchange rates at the end of January (when the exchange rate was 1 British Pound to 1.34 US Dollar and 1.2 Euro).

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q3 FY2022 or FY2022 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange (gains)/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, February 16, 2022, to review its Q2 FY2022 results. To participate in Endava’s Q2 FY2022 earnings conference call, please dial in at least five minutes prior to the scheduled start time (888) 330-2391 or (240) 789-2702 for international participants, Conference ID 8763704.

Q2 FY2022
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, March 4, 2022.

ABOUT ENDAVA PLC:
Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of December 31, 2021, 10,391 Endavans served clients from locations in Australia, North America, Singapore and Western Europe and delivery centres in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Romania, Serbia, Slovenia, Argentina, Colombia, Mexico, Uruguay and Venezuela.

Q2 FY2022

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive” to Worldpay on August 31, 2019, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended December 31, 2020 were used to convert revenue for the fiscal quarter ended December 31, 2021 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets and, realised and unrealised foreign currency exchange (gains)/losses, all of which are non-cash items. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated

Q2 FY2022
internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will”, and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the third fiscal quarter of fiscal year 2022 and the full fiscal year 2022. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the precautions taken in response to the pandemic or if general economic conditions in Europe, the United States or the global economy worsen; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favourable pricing and utilisation rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to remediate the identified

Q2 FY2022
material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting, and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q2 FY2022
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended December 31		Three Months Ended December 31
	2021	2020(1)	2021	2020(1)
	£’000	£’000	£’000	£’000
REVENUE	305,133	200,365	157,668	105,240
Cost of sales
Direct cost of sales	(189,292)	(120,479)	(99,806)	(63,003)
Allocated cost of sales	(11,090)	(9,912)	(5,800)	(5,180)
Total cost of sales	(200,382)	(130,391)	(105,606)	(68,183)
GROSS PROFIT	104,751	69,974	52,062	37,057
Selling, general and administrative expenses	(59,624)	(41,615)	(31,981)	(21,188)
Net impairment losses on financial assets	(1,812)	(2,646)	(651)	(1,806)
OPERATING PROFIT	43,315	25,713	19,430	14,063
Net Finance income / (expense)	683	(6,380)	(354)	(3,455)
PROFIT BEFORE TAX	43,998	19,333	19,076	10,608
Tax on profit on ordinary activities	(8,047)	(4,826)	(3,670)	(2,809)
PROFIT FOR THE PERIOD	35,951	14,507	15,406	7,799
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(1,528)	(3,491)	(3,577)	(2,644)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	34,423	11,016	11,829	5,155

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	55,911,086	54,831,134	56,173,171	55,168,042
Weighted average number of shares outstanding - Diluted	57,880,029	56,850,290	58,019,316	57,107,940
Basic EPS (£)	0.64	0.26	0.27	0.14
Diluted EPS (£)	0.62	0.26	0.27	0.14

(1) The presentation of the income statement has been changed to separately disclose the net impairment losses on financial assets on the face of the Consolidated Statement of Comprehensive Income (refer to Note 3C of our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 for details).

Q2 FY2022
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2021	June 30, 2021	December 31, 2020
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	124,591	124,417	102,739
Intangible assets	64,362	69,550	34,961
Property, plant and equipment	17,273	13,324	11,985
Lease right-of-use assets	51,688	57,193	46,836
Deferred tax assets	21,406	18,674	13,552
Financial assets	189	363	639
TOTAL	279,509	283,521	210,712
ASSETS - CURRENT
Trade and other receivables	143,840	118,303	91,527
Corporation tax receivable	1,193	938	2,611
Financial assets	444	563	577
Cash and cash equivalents	114,176	69,884	84,221
TOTAL	259,653	189,688	178,936
TOTAL ASSETS	539,162	473,209	389,648
LIABILITIES - CURRENT
Lease liabilities	11,960	13,543	12,150
Trade and other payables	94,060	78,634	63,121
Corporation tax payable	384	4,294	1,865
Contingent consideration	5,904	5,718	1,091
Deferred consideration	6,789	624	2,786
TOTAL	119,097	102,813	81,013
LIABILITIES - NON CURRENT
Lease liabilities	44,648	50,142	39,141
Deferred tax liabilities	8,787	10,010	5,497
Deferred consideration	2,831	9,370	5,017
Other liabilities	191	205	138
TOTAL	56,457	69,727	49,793
EQUITY
Share capital	1,130	1,114	1,110
Share premium	4,541	247	230
Merger relief reserve	30,003	30,003	25,527
Retained earnings	343,216	283,059	239,469
Other reserves	(15,127)	(13,599)	(7,308)
Investment in own shares	(155)	(155)	(186)
TOTAL	363,608	300,669	258,842
TOTAL LIABILITIES AND EQUITY	539,162	473,209	389,648

Q2 FY2022
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31		Three Months Ended December 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	35,951	14,507	15,406	7,799
Income tax charge	8,047	4,826	3,670	2,809
Non-cash adjustments	32,970	27,486	18,228	15,069
Tax paid	(5,701)	(648)	(3,468)	(800)
UK research and development credit received	—	1,311	—	1,311
Net changes in working capital	(16,396)	(5,599)	1,126	(5,775)
Net cash from operating activities	54,871	41,883	34,962	20,413

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(7,398)	(2,344)	(3,836)	(1,703)
Proceeds from disposal of non-current assets	171	108	59	43
Acquisition of subsidiaries, consideration in cash	(611)	(52,132)	—	(1,342)
Cash and cash equivalents acquired with subsidiaries	—	1,603	—	—
Interest received	20	53	11	26
Net cash used in investing activities	(7,818)	(52,712)	(3,766)	(2,976)

FINANCING ACTIVITIES
Proceeds from sublease	277	289	142	132
Repayment of lease liabilities	(7,123)	(5,746)	(3,322)	(2,792)
Interest paid	(475)	(444)	(226)	(233)
Grant received / (paid)	43	220	42	(89)
Issue of shares	4,299	9	4,299	1
Net cash from financing activities	(2,979)	(5,672)	935	(2,981)
Net change in cash and cash equivalents	44,074	(16,501)	32,131	14,456

Cash and cash equivalents at the beginning of the period	69,884	101,327	82,034	70,039
Exchange differences on cash and cash equivalents	218	(605)	11	(274)
Cash and cash equivalents at the end of the period	114,176	84,221	114,176	84,221

Q2 FY2022
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Six Months ended December 31		Three Months ended December 31
	2021	2020	2021	2020
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	52.3%	19.1%	49.8%	22.5%
Foreign exchange rates impact	4.6%	0.1%	3.6%	(1.1%)
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	56.9%	19.2%	53.4%	21.4%
Impact of Worldpay Captive	—	1.6%	—	—
PRO-FORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY ADJUSTED FOR THE SALE OF THE WORLDPAY CAPTIVE	56.9%	20.8%	53.4%	21.4%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Six Months Ended December 31		Three Months Ended December 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	43,998	19,333	19,076	10,608
Adjustments:
Share-based compensation expense	20,916	11,896	11,758	5,965
Amortisation of acquired intangible assets	4,941	2,280	2,480	1,114
Foreign currency exchange (gains) / losses, net	(2,060)	5,304	(303)	2,892
Total adjustments	23,797	19,480	13,935	9,971
ADJUSTED PROFIT BEFORE TAX	67,795	38,813	33,011	20,579

PROFIT FOR THE PERIOD	35,951	14,507	15,406	7,799
Adjustments:
Adjustments to profit before tax	23,797	19,480	13,935	9,971
Tax impact of adjustments	(4,977)	(2,966)	(2,870)	(1,416)
ADJUSTED PROFIT FOR THE PERIOD	54,771	31,021	26,471	16,354

Diluted EPS (£)	0.62	0.26	0.27	0.14
Adjusted diluted EPS (£)	0.95	0.55	0.46	0.29

Q2 FY2022

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Six Months Ended December 31		Three Months Ended December 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Net cash from operating activities	54,871	41,883	34,962	20,413
Adjustments:
Grant received	43	220	42	(89)
Purchases of non-current assets (tangibles and intangibles)	(7,227)	(2,236)	(3,777)	(1,660)
Adjusted Free cash flow	47,687	39,867	31,227	18,664

Q2 FY2022
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Six Months Ended December 31		Three Months Ended December 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Direct cost of sales	12,675	7,064	7,329	3,566
Selling, general and administrative expenses	8,241	4,832	4,429	2,399
Total	20,916	11,896	11,758	5,965

DEPRECIATION AND AMORTISATION

	Six Months Ended December 31		Three Months Ended December 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Direct cost of sales	8,024	7,863	4,108	4,293
Selling, general and administrative expenses	6,162	3,568	3,105	1,795
Total	14,186	11,431	7,213	6,088

Q2 FY2022

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Six Months Ended December 31		Three Months Ended December 31
	2021	2020	2021	2020

Closing number of total employees (including directors)	10,391	7,464	10,391	7,464
Average operational employees	8,825	6,417	9,167	6,629

Top 10 customers %	35%	38%	34%	37%
Number of clients with > £1m of revenue (rolling 12 months)	107	75	107	75

Geographic split of revenue %
North America	36%	29%	35%	29%
Europe	20%	26%	21%	27%
UK	41%	43%	41%	42%
Rest of World (RoW)	3%	2%	3%	2%
Industry vertical split of revenue %
Payments and Financial Services	50%	50%	51%	49%
TMT	25%	28%	25%	28%
Other	25%	22%	24%	23%